Exhibit 12.1

BURLINGTON NORTHERN SANTA FE, LLC and SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In millions, except ratio amounts)
(Unaudited)

	Three Months Ended March 31,
	2015	2014
Earnings:
Income before income taxes	$1,672	$1,169
Add:
Interest and other fixed charges, excluding capitalized interest	217	196
Reasonable approximation of portion of rent under long-term operating leases representative of an interest factor	51	49
Distributed income of investees accounted for under the equity method	2	2
Amortization of capitalized interest	1	1
Less:
Equity in earnings of investments accounted for under the equity method	3	4
Total earnings available for fixed charges	$1,940	$1,413
Fixed charges:
Interest and fixed charges	$227	$202
Reasonable approximation of portion of rent under long-term operating leases representative of an interest factor	51	49
Total fixed charges	$278	$251
Ratio of earnings to fixed charges	6.98x	5.63x

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